December 1, 2004


via U.S. mail and Facsimile

J. Peter Farquhar
President and Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, Michigan 48040


Re:	Tarpon Industries, Inc.
	Form S-1 filed November 1, 2004
	File No. 333-120117


Dear Mr. Farquhar:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. Please file all exhibits with your next amendment. Note that we will need adequate opportunity to review the exhibits and may issue comments on them and related disclosure.

2. Supplementally provide us with copies of the artwork that you intend to include in the prospectus.

3. We note that you are registering shares underlying warrants for resale. Please include the information required by Item 507 of Regulation S-K with regard to selling securityholders.

4. Please update the financial statements and other financial information provided throughout the filing, including pro forma financial information, for Tarpon Industries, Inc. and Haines Road operating location of Bolton Steel Tube Co., Ltd. for the 9-month interim period ended September 30, 2004.

Inside Front Cover Page of the Prospectus

5. Include the information required by Items 501(b)(2) and (b)(3) of
Regulation S-K for the selling shareholders.

Summary

The Offering, page 4

6. Please revise your tabular information and notes to illustrate the impact on the number of shares you have outstanding if the warrants described in the fee table to the registration statement are exercised, since the resale of those shares is also covered by this prospectus.

7. The amounts you allocate to various uses of proceeds do not seem to be consistent with the more detailed uses of proceeds on page 14.
For example, in this section you say that you will allocate $2.25 million to the 2004 note financing, while the amount disclosed on page 14 for this purpose is $2.093 million. Similarly, the amounts of cash and notes reported on page 14 do not equal the $6.777 million you cite on page 4. Please reconcile.

Risk Factors

8. Throughout this section, you state that you "cannot assure" or "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

9. Some of your risk factor headings merely state a fact without specifying the resulting risk. Review each risk factor caption and revise them as necessary to clearly specify the risk.

10. Please review and revise your risk factors to ensure that the magnitude of each risk you are describing and its impact on you are clear. For example, in the risk entitled "Direct sale and distribution of our products by Steelbank" on page 9, consider disclosing the amount of Steelbank`s revenue that is attributable to sales of products made by manufacturers who are expected to stop using Steelbank, and briefly discuss Steelbank`s ability to fulfill customer orders without access to these manufacturing sources. In the risk entitled "We are dependent on our distributors for a significant portion of our SpaceRak sales," quantify the significance of SpaceRak sales to you overall as well as the portion of these sales that are made through distributors. Review and revise each of your risk factors as necessary to comply with this comment.

 We and our acquired companies have a history of losses..., page 6

11. Revise this risk factor to state, if true, that Tarpon, the parent company, does not have any operations and that the recent acquisitions are operating subsidiaries.

Without the proceeds of this offering . . . , page 6

12. Please clarify the magnitude of this risk to investors, given that this offering is underwritten on a firm commitment basis. What will your ability to fund operations be for the next 12 months assuming that you have received and applied the proceeds of this offering as currently contemplated? Please also consider placing the risk factor entitled "If the underwriter`s over-allotment option" and any other risks relating to the proceeds of the offering adjacent to one another to provide a more comprehensive review of the risks in this area.

The proceeds of this offering..., page 7

13. Please revise this risk factor to clarify whether you are referring to the Haines Road acquisition, other future acquisitions, or both.

Our internal financial reporting procedures..., page 8

14. Please disclose the three deficiencies that were classified as significant. Please state when you plan to have the appropriate internal controls and procedures completed.










The market price of the common shares may be depressed ..., page
12

15. We note the statement that you are registering 815,000 shares of common stock underlying options and warrants for resale. We also note that the number of shares differs from the number of shares included in the fee table (465,000), which also differs from the amount listed on page 64 (565,000). Please advise. In addition, please provide us with a detailed explanation of when the options and warrants were issued, if they were registered or exempt from registration, and when they become exercisable or convertible, respectively. If they were exempt from registration, please state the exemption relied upon by the company. If the options are exercisable or the warrants are convertible within one year from the grant date, please tell us what consideration you have given to whether an exemption is available for the offer of the underlying common stock and the facts you would rely upon to make the exemption available. We may have further comments.

The underwriter may continue to have significant influence..., page
13

16. Disclose the length of the agreement for the investment banking services and elaborate on how your arrangements with Joseph Gunnar would enable it to exert significant influence over the company.

Use of proceeds, pages 14 and 15

17. We note your disclosure that the board, in its discretion, may change the uses of proceeds that are disclosed. Please note that although you may reserve the right to change the use of proceeds, this reservation must be due to contingencies that are disclosed specifically, and the alternative uses of proceeds following these contingencies are indicated. See Instruction 7 to Item 504 of Regulation S-K, and revise your disclosure accordingly.

18. Please provide a brief outline of the capital expenditures you would fund from the proceeds of this offer. We note that you include a cross reference to the "Our Business Strategy", which refers to generally to equipment. Other disclosure in your document specifies that proceeds will be used to acquire a high-speed tube mill system, and other tooling and identified systems for EWCO`s structural steel tubing operations. We believe you should include a brief description of the anticipated capital expenditures in the Use of Proceeds section.

Dilution, page 16

19. Please revise this section to show the dilution per share both before and after the Haines Road acquisition, since the acquisition will not have occurred until after the offering is completed.
Make
similar revisions in your risk factor relating to the share dilution.

20. You appear to have excluded from the comparative table options that will be issued to officers of the company at the closing of this offering.  The table should include all securities that any
officers,
directors, promoters and affiliated persons "have the right to acquire," including by way of any options or warrants. See Item 506 of Regulation S-K.  Please revise the table accordingly.

21. To the extent not already covered by the comment above, you should include additional information to illustrate the impact of the exercise of the warrants whose underlying common stock is being registered for resale on the dilution and comparative consideration paid by existing shareholders (including the warrant holders) and new investors.

MD&A

22. Please quantify the amount by which June 30, 2004 results benefited from older inventories of lower priced steel from EWCO.

23. Please note that we generally object to retroactive pro forma presentation of transactions for periods other than the latest year and interim period except in certain circumstances. In some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, but more comprehensive presentations (through operating income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. Please present pro forma financial information for the year ended December 31, 2003 with a discussion of the results on a non-comparative basis.

Please also revise your MD&A results of operations disclosures to provide disaggregated discussions of Tarpon for the fiscal years ended December 31, 2003 and December 31, 2002; pro forma Tarpon financial results for the three-months and six-months periods ended
June 30, 2004 and June 30, 2003; EWCO`s results for the three years ended December 31, 2003 and the interim period prior to the acquisition by Tarpon; and Haines Road`s results for the three years ended December 31, 2003 and the most recent interim periods.

24. Please quantify the impact of each factor when multiple
factors
contribute to fluctuations in income from continuing operations.
For
example, the six-month periods ended June 30, 2004 and June 30,
2003
lists three explanations for the increase in the gross margin percentage without quantifying the impact of each factor.

25. Please tell us more about the EWCO accounts receivable write-
offs
in the amount of $166,000 in the second quarter of 2004 and the additional write-offs expected to occur in the third quarter of 2004 in the amount of $147,000, including why you believe the timing of these write-offs are appropriate. Also, tell us whether these write-offs relate to receivables that were acquired from the purchase of EWCO by Tarpon or are accounts receivables that were recorded subsequent to the acquisition. Finally, tell us more about the discounts and credits that are expected to result in reduced receivables, including your accounting policy for these discounts and credits.

26. Please include a more comprehensive discussion of the impact on income tax expense due to EWCO`s change from an S Corporation to a C
Corporation. Please also include a comprehensive analysis that addresses the various components of the overall effective tax rate.

27. Please revise your liquidity and capital resources discussion to analyze the cash flows of Tarpon and EWCO on a disaggregated basis for each of the periods presented. See our previous comment concerning the presentation of "combined" financial information.

28. We note that your current liabilities significant exceed your current assets. Please provide a comprehensive discussion as to how you intend to provide for your current liabilities and additional working capital needs for the next 12 months.

29. We note that your financing arrangements include financial debt covenants. Please include a discussion of your material financial debt covenants, including the actual ratio amounts for the year ended
December 31, 2003 and the most recent period presented, unless management believes that the likelihood of default is remote. See
Section 501.02 of the Financial Reporting Codification. In addition, please clarify the amount available under your financing agreements without violating any of your existing debt covenants.

Year Ended December 31, 2003 Compared to Year Ended December 31,
2002

Net Revenues, page 27

30. We note the statement that Haines Road lost a major customer during 2003. Disclose the percentage of revenues attributable to sales to the major customer. To the extent quantifiable, disclose the amount by which revenues declined as a result of the loss of this customer. In addition, please disclose the percentage of lost revenues replaced by the new customer.

Interest and Other Expenses, page 29

31. Discuss, in reasonable detail, the increased borrowings and the increased interest rates, both in your discussion of 2003 compared to
2002 and 2002 compared to 2001.


Liquidity and Capital Resources, page 32

32. We note the statement that the company will be required to issue additional common shares to shareholders who obtained shares in private placements. Please revise to state why the company is required to issue the shares. Tell us supplementally whether the shares will be registered and if not, tell us the exemption that you will rely upon in issuing the shares.

Financing Arrangements, page 34

33. Please discuss the minimum debt service coverage ratio and the minimum tangible net worth in reasonable detail.

34. We note that Steelbank`s factoring arrangement expired on November 18, 2004. Please update your disclosures to state whether
Steelbank has procured additional financing.

Critical Accounting Policies, page 35

35. Please revise your critical accounting policies, as follows:

* Business Combination - Describe the significant assumptions used to arrive at the fair value of the assets and liabilities acquired, including the impact to the financial statements for the adjustments to fair value for the assets and liabilities.
* Goodwill - Describe the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.
* Bad Debts - The amount written off in 2004 for EWCO does not appear to agree to the discussion within your results of operations on page
26. Please revise, or advise. In addition, discuss the factors that occurred during the corresponding period that led to the write-offs.
* Inventories - Please include a discussion of your method for evaluating inventory for obsolescence, damage and/or excess, the significant assumptions made by management in the evaluation and the sensitivity of those assumptions.

Refer to SEC Interpretive Release No. 33-8350, Release No. 33-
8040,
and SEC Proposed Rule Release No. 33-8098 for guidance.







Contractual Obligations, page 36

36. Please revise your contractual obligations table to reflect your contractual obligations outstanding on a pro forma basis as of the most recent period presented. Also, include a footnote to your contractual obligations table with information about conditions that may create additional obligations like the amount of interest payments (assuming long-term debt remains outstanding). Refer to
Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Business, page 39

37. Include the information regarding your plan of operation for the remainder of the fiscal year and the first six months of the next fiscal year as required by Item 101(a)(2) of Regulation S-K.

Operations, page 40-41

	Haines Road, page 41

38. Please elaborate on and if possible, quantify, your statement that you believe Haines Road has "significant additional manufacturing capacity." Are you referring to capacity in addition to what it already uses? Or do you mean in addition to EWCO`s capacity? How much additional capacity are you referring to?

Our Customers, page 44

39. We note that you have several major customers. Please identify by name any customer to which you can attribute 10% or more of your revenue.

Environmental, Health and Safety Regulation, page 47

40. Please disclose whether the EWCO has obtained a Renewable
Operating Permit from the Michigan Department of Environmental
Quality. Please disclose any potential liabilities or consequences from operating without the appropriate permit.

Properties, page 49

41. We note the statement that you expect to finance part of the purchase price of the Haines Road real estate with mortgage loans you had not yet obtained at the time of filing the registration statement. Please update this information with regard to the status of the financing.




Management, page 50

Compensation, page 54

42. In footnote 1, please disclose why you have agreed to grant the options to Bainbridge Advisors, Inc.

Related Party Transactions, page 60

43. We note the statement that Mrs. Romzek owns approximately
16.3%
of the outstanding common shares, however, the principal shareholders table lists her stock ownership as 14.8%. Please advise or revise.

Principal Shareholders, page 61

44. Revise this section to state the amount of securities to be offered for each shareholder`s account. See Item 507 of Regulation
S-K.

45. Please revise your disclosures to identify the person or persons who have voting or investment control over the company`s securities that Lancaster Ltd. owns. See Interpretation 4S. of Regulation S-K
Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

46. Please provide a more complete description regarding how the selling shareholders acquired the common stock.

Description of Securities

Registration Rights, page 64

47. Please be advised that the selling shareholders should be named prior to effectiveness of the registration statement. A prospectus supplement or a post-effective amendment should be filed as necessary to make any appropriate changes to existing disclosure regarding named selling shareholders. Please revise this section to remove the statement that you will set forth the names of the selling shareholders in a post effective amendment, and see our comment above regarding inclusion of the selling shareholder information in this prospectus.

Underwriting, page 66

48. Include a table providing the information regarding the underwriter`s compensation as required by Item 508(e) of Regulation
S-K.

49. Please disclose the name of the non-voting observer and provide the information required by Item 508(f) of Regulation S-K.

50. Please clarify the extent to which the underwriter warrants constitute underwriting compensation.

Tarpon Industries, Inc. financial statements for the year ended
December 31, 2004 and the six-month period ended June 30, 2004

Balance Sheets

51. Please include a footnote to discuss your notes payable - other balance. We note that $670,000 of the balance is EWCO`s sole shareholder promissory note and $595,200 is Steelbank`s promissory note, as discussed in note 11. However, $1,505,787 of the notes payable - other balance has not been discussed.

52. Please revise your interim financial statements to comply with paragraph 41 of SFAS 109.

Statements of Operations

53. Please tell us where on the statements of operations you are classifying EWCO`s scrap sales. In addition, include your policy for recognizing such sales in note 1, or tell us why you do not believe such disclosure is necessary.

Statements of Cash Flows

54. Please revise this statement, if material, to separately report the effect of exchange rates on cash balances held in foreign currencies. This revision should also be made to EWCO, Steelbank and
Haines Road`s statements of cash flows, as applicable. Refer to paragraph 25 of SFAS 95 for guidance.

1.  Summary of Significant Accounting Policies, Consolidation

55. From your disclosures made within MD&A, it appears that as of June 30, 2004, you have at least three operating segments in accordance with paragraph 10 of SFAS 131. Based on the gross profit information included in MD&A, it does not appear that EWCO Tubular,
EWCO SpaceRak and Steelbank have similar economic characteristics to qualify for aggregation under paragraph 17 of SFAS 131. Please revise Tarpon and EWCO`s notes to its respective financial statements to provide for the information required by paragraphs 25 - 33 of SFAS
131, or tell us why you do not believe such disclosure is required.

1.  Summary of Significant Accounting Policies, Income Taxes

56. Please include disclosures required by paragraphs 43 - 45, and
47
of SFAS 109, or tell us why you do not believe additional disclosure is required.

3.  Goodwill and Intangible Assets

57. Please revise your disclosure to state the weighted-average amortization period by major intangible asset class; and the estimated aggregate amortization expense for the five succeeding fiscal years. Refer to paragraphs 44 and 45 of SFAS 142 for guidance.

4.  Notes Payable - Bank

58. Please tell us the following or revise your disclosures, as appropriate, for your term loan with Comerica:
* The amount outstanding under the term loan from EWCO`s credit facility with Comerica as of June 30, 2004. The first sentence of this disclosure states that the term loan balance as of June 30, 2004 is $638,992; however, the second to the last sentence of the same paragraph states the balance of the term loan at June 30, 2004 is $593,350, which is the amount included on the balance sheet according to note 5.
* The interest rate as of the most recent period presented.
* The proper classification(s) of the term loan on the balance sheet.
In the second to last sentence of the first paragraph, you state that the entire term loan balance is recorded as long-term debt. However, your brief description of the term loan in note 5 states that you make monthly installments to Comerica for the loan.

59. We note that Steelbank`s factoring arrangement expires on November 18, 2004. Please tell us whether you intend to renew this arrangement and/or whether you intend to have such arrangements in the future. If you do intend to renew this arrangement or have such arrangements in the future, please tell us how you are accounting for these arrangements, as you appear to have "sold" the related accounts receivable. Tell us what consideration you have given to the disclosure requirements of SFAS 140.

5.  Long-Term Debt and Capital Leases

60. Please reconcile your disclosure to the amounts recorded as current and long-term on your balance sheet and make any revisions to your balance sheet or disclosures, as appropriate.

6.  Related Party Transactions

61. We note that you have related party transactions other than those disclosed in the footnotes to the consolidated financial statements, as disclosed on pages 60 and 61 of your filing. Please include a discussion of all material related party transactions. Refer to SFAS
57 for guidance. In addition, your consolidated financial statements should separately disclose on the face of the applicable financial statement material receivables, payables, revenue, expenses, gains or losses, or cash flows from related parties. Refer to Rule 4-08(k) of
Regulation S-X for guidance.

7.  Capitalization

62. Please confirm to us that the $581,505 from the issuance of common shares during fiscal year 2003 includes the receipt of the $400,000 stock subscription receivable. If this is correct, please separate the receivable amount from other issuances during the period. Include in your statements of stockholders` equity the changes in the number of shares of common stock in accordance with paragraph 10 of APB 12 and Rule 5-02(30) of Regulation S-X.

11.  Acquisitions

63. Please tell us how you determined the cost of EWCO. It appears that the current purchase price disclosed does not take into account the additional promissory note and the forgiveness of the note receivable from the former EWCO shareholder to acquire 100% of the outstanding common stock. Refer to paragraphs 20 - 23 of SFAS 141 for guidance.

64. Please revise your disclosures for your acquisitions of both EWCO and Steelbank to include the following information, as appropriate:
* The primary reasons for the acquisition, including a description of the factors leading to the recognition of goodwill;
* The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses;
* The status of the purchase price allocation (i.e., preliminary or final), the events or activities that must occur for the allocation to be final, the potential impact of changes in the preliminary purchase price allocation to the financial statements, and when the allocation is expected to be final; and
* The details of the identifiable intangible assets.

Refer to paragraphs 51.b., 51.f., 51.h. and 52 of SFAS 141 for guidance.

65. We note from your share purchase agreement for the acquisition of
Steelbank, Inc. that the purchase included intellectual property, as
defined.  Based on your purchase price allocation, it does not appear
that this intellectual property was allocated a fair value.
Please
advise.  Refer to paragraph 39 and Appendix A (A10-A28) of SFAS
141
for guidance.








Eugene Welding Co. ("EWCO") Financial Statements for the year ended
December 31, 2003 and 6-months ended June 30, 2004

General

66. In accordance with the definition of a predecessor per Rule
405
of Regulation C, it appears that EWCO is the predecessor of Tarpon, as Tarpon had insignificant operating activity prior to the acquisition of EWCO. As such, please revise your filing to provide interim period financial statements through the date of acquisition by Tarpon (3/31/04). For the S-1, these financial statements may be unaudited. However, the interim period through date of acquisition financial statements must be audited upon filing Tarpon`s first Form
10-K. See Forms S-1 and 10-K for guidance on presenting predecessor information.

67. Please include disclosures related to your loss contingencies in accordance with SFAS 5, or tell us why you do not believe such disclosure is required.

Statements of Operations

68. Please revise to include the loss on disposal of property and equipment as part of operating income (loss).  Refer to paragraph
45
of SFAS 144 for guidance.

69. Please tell us about how and when you recognize scrap sales, including the authoritative literature that supports your accounting policy. Please include this policy within note 2, or tell us why you do not believe such disclosure is required.

2.  Summary of Significant Accounting Policies, Income Taxes

70. Please revise your disclosures to include the information required by paragraphs 43 - 45, and 47 of SFAS 109, or tell us why you do not believe additional disclosure is required.

Haines Road Operating Location of Bolton Steel Tube Co., Ltd.
Financial Statements for the year ended December 31, 2003 and the six-months ended June 30, 2004

3.  Summary of Significant Accounting Policies, Accounts
Receivable

71. Please disclose whether Tarpon is acquiring the accounts receivable balance, or part thereof.

3.  Summary of Significant Accounting Policies

72. Please tell us why you have certain items as of December 31,
2003
and December 31, 2002 as unaudited, such as cash and cash equivalents, accounts receivable, inventories, accounts payable, long-term debt, and line of credit (note 4), especially since the balances of these items are included on the balance sheets for these periods as audited.

6.  Related Party Transactions

73. Please tell us whether you provide slitting services to customers other than to the other Bolton location. If so, please revise your footnote disclosures to state your policy for recognizing revenue for these services, including the amount of revenue recognized for such services for each period presented.

Steelbank, Inc. Financial Statements for the year ended December
31,
2003 and the six-months ended June 30, 2004

General

74. Please revise your interim financial statements to provide financial information through the acquisition date and not through June 30, 2004.

Pro Forma Financial Statements

75. Please revise your pro forma financial statements for the following items:
* As EWCO and Steelbank were acquired in April 2004 and May 2004, respectively, there should not be separate presentation of EWCO and
Steelbank for the pro forma balance sheet. Please use Tarpon`s historical consolidated balance sheet for the pro forma balance sheet, which we assume would include the assets and liabilities of EWCO and Steelbank.
* Pro forma statements of operations should include Tarpon`s historical consolidated statements of operations. The columns for EWCO and Steelbank should represent only the period prior to the acquisition date.
* Please include separate adjustment columns for the completed acquisitions (EWCO and Steelbank), the uncompleted acquisition (Haines Road), and the changes in capitalization expected to occur due to your IPO. Furthermore, please present pro forma effects for consummated transactions first, then transactions that are
expected
to occur in the future.
* Please revise your footnotes to the pro forma financial
statements
to provide clear explanations for each of the adjustments listed on
the pro forma financial statements. For example, include a single footnote that details each component of the adjustment made to the cash balance, which either continues to provide sufficient information for a reader to readily recalculate the adjustment amount or refers to another footnote that provides detailed information of
the adjustment component(s). We may have further comment on the pro
forma financial statements when the footnotes are further
disaggregated.
* Please revise your interim pro forma statement of operations to reflect the appropriate adjustments as if the transactions were consummated at the beginning of the full year (i.e., January 1, 2003 and not January 1, 2004).

76. In note 3, you state that the purchase price of Haines Road is $13,763,850. However, in Note 13 to Tarpon`s consolidated financial statements and in Note 8 to Haines Road`s financial statements, you state that the purchase price is approximately $14,533,000.
Please
provide us a reconciliation of the difference and revise the filing disclosures as appropriate.

77. We note that a significant aspect of your acquisition of Haines
Road relates to almost $7 million in financing for which you have no commitment. Your pro forma financial statements should be modified to provide a more comprehensive and transparent disclosure of this issue. Explain to us the implications if you are unable to obtain such financing. How is the Haines Road Asset Purchase distinguished from the Haines Road Real Estate, Equipment and Inventory Financing
Purchase? We may ask that you present some modified pro formas, or notes, that reflect the fact that this financing may not occur.

78. In note 3, you show an allocation of the difference between the purchase price and the fair value of net assets for your pending acquisition of Haines Road being allocated to goodwill. Please tell us whether you have considered an allocation to identifiable intangible assets in accordance with SFAS 141. If no allocation will be made to identifiable intangible assets, please explain why not.

79. For note 3, please state the nature of any pre-acquisition contingencies. We note that the Phase I and II environmental report prepared in June 2003 for Haines Road identified an area of petroleum hydrocarbon soil contamination. In addition, state the potential impact on the pro forma financial statements of adjustments to the preliminary purchase price allocation that may occur once the allocation is finalized.


Part II

Item 15.  Recent Sales of Unregistered Securities

80. In paragraph 3 on page II-2, you state that both gross and net proceeds of your sales from December 2002 through October 2003 were
$685,000.  This appears to be in error.  Please revise.

81. Please ensure that the additional shares you will issue to the investors described in paragraph 3, and the lowered effective purchase price of $3.70 per share, have been accounted for in the tables in the Dilution section on page 16 of the prospectus.

82. On page II-3, you state that you have registered the common shares underlying the warrants described in Items 4 and 5. Please revise to state that you are registering the resale of the common stock by the warrant holders.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Tracey Houser at (202)
942-1989 or, in her absence, to John Hartz at (202) 942-1798.
Direct
questions on disclosure issues to Tamara Brightwell at (202) 824-
5221
or, in her absence, to the undersigned at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



cc: 	Robert J. Krueger
	Honigman Miller Schwartz and Cohn LLP
	2290 First National Building
	660 Woodward Avenue
	Detroit, Michigan 48226-3506

	Stuart M. Sieger
	Ruskin Moscou Faltischek, P.C.
	East Tower, 15th Floor
	190 EAB Plaza
	Uniondale, New York 11556
??

??

??

??

Tarpon Industries
December 1, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE